# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensei Biotherapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1405 Research Boulevard, Suite 125, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001952142

## Reporting persons
- StemPoint Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 116,587; sole dispositive power 0; shared dispositive power 132,873; aggregate amount beneficially owned 132,873 (9.9% of the class)
- StemPoint Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 116,587; sole dispositive power 0; shared dispositive power 132,873; aggregate amount beneficially owned 132,873 (9.9% of the class)
  Comment: StemPoint Capital Management GP LLC is a limited liability company.
- Michelle Ross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 116,587; sole dispositive power 0; shared dispositive power 132,873; aggregate amount beneficially owned 132,873 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Sensei Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1405 Research Boulevard, Suite 125, Rockville, MD 20850

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by StemPoint Capital LP, StemPoint Capital Management GP LLC, and Michelle Ross (collectively, the "Reporting Persons" and each a "Reporting Person").
Address of principal business office or, if none, residence:
The business addresses of each Reporting Person is:

520 Madison Avenue, 19th Floor
New York, NY 10022
Citizenship:
StemPoint Capital LP is a limited partnership organized under the laws of the State of Delaware.

StemPoint Capital Management GP LLC is a limited liability company organized under the laws of the State of Delaware.

Michelle Ross is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 132,873 shares of Common Stock.
Percent of class: Each Reporting Person may be deemed to beneficially own 9.9% shares of Common Stock, which is calculated based on 1,340,281 Shares outstanding of Common Stock as of March 23, 2026, as reported in the Issuer's report on Form 10-K for the annual period ended December 31, 2025 filed with the SEC on March 30, 2026.
Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 116,587.
Sole power to dispose or to direct the disposition: -0-
Shared power to dispose or to direct the disposition: 132,873.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

## Signatures
- StemPoint Capital LP: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (05/15/2026)
- StemPoint Capital Management GP LLC: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (05/15/2026)
- Michelle Ross: /s/ Michelle Ross, Michelle Ross (05/15/2026)